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                                                                    Exhibit 99.3

August 7, 1998

Re: Notice of Proxy Mailing:    Proposed Sale of the Littlerock California Cable
                                Television System by Cable TV Fund 14-B, Ltd.


Dear Registered Representative of clients in Cable TV Fund 14-B, Ltd.:

Cable TV Fund 14-B, Ltd. ("Fund 14-B") plans to sell its Littlerock California system to Jones Communications of California, Inc. in the fourth quarter of 1998.

The proposed sale and the distribution of net sales proceeds are contingent upon the approval by the holders of a majority of Fund 14-B's limited partnership interests, as well as the consents of governmental authorities and other third parties. Enclosed for your information is a copy of the Fund 14-B Notice and Proxy Statement.
The proxy record date is August 7, 1998.

For taxable accounts, proxy materials are being sent directly to investors. For tax-exempt accounts (IRAs and other qualified plans), proxy materials are being sent according to the instructions of the Trustees--which are the registered owners of investors' interests in these plans. Some Trustees required us to send proxy materials directly to their clients, the beneficial owners, and to accept the investors' signatures as legally sufficient to count the votes without the Trustee's counter-signature. Other Trustees required us to mail their clients' proxy materials directly to the Trustees for their handling.

The proxy due date is September 15, 1998, but we hope to have all votes in as soon as possible.

If the proposed sale is consummated, limited partners in Fund 14-B are expected to receive approximately $82 for each $1,000 invested. Distributions will be net of California non-resident withholding, if applicable. This withholding requirement does not apply to residents of the State of California or to tax-exempt entities such as IRAs and other qualified plans. Distribution checks will be issued according to the account registration or special payment of record.

The closing of the Littlerock System is expected to occur during the fourth quarter of 1998. Fund 14-B will be liquidated and dissolved after the sale of the Littlerock System, which will be the Partnership's last remaining asset at the time of its sale.



Proposed Sale            Prior Distribution     Expected Distribution     Anticipated
Littlerock CA System     Broward FL System      Surfside SC System        Total Return
--------------------     ------------------     ---------------------     --------------
$82 per $1000*           $524 per $1000**       $250 per $1000            $856 per $1000
                         On 4/30/98             On 8/14/98

        *Net of California non-resident withholding tax, if applicable **Net of South Carolina non-resident withholding tax, if applicable.

Please review the enclosed list that shows each of your clients Fund 14-B-- registration and check information and estimated distributions prior to withholding, if applicable.

If you find any discrepancies in this information, please call our Investor Services Department.

Sincerely,

Jones Intercable, Inc.
The General Partner


Enclosures